Dejour Expands Board of Directors, Appoints Investor Relations Firm and Issues Options

Dejour Enterprises Ltd. (TSX-V: DJE)

Shares Issued: 25,748,058

Last Close: 08/26/2005 - $0.64

August 26, 2005 – News Release

Robert L. Hodgkinson, Chairman & CEO, is pleased to announce the appointment of Craig Sturrock, LL.B, LL.M to Dejour’s Board of Directors. Mr. Sturrock has over 34 years of experience in the practice of law having been admitted to the British Columbia Bar in 1969.  He joined the firm Thorsteinssons LLP, tax lawyers in 1971.  Between 1974 and 1989 Mr. Sturrock practiced tax law as a partner of Birnie, Sturrock & Company returning to Thorsteinssons as a partner in 1989. Mr. Sturrock has experience as a director and founding member of various public and private companies.

 “Mr. Sturrock has extensive practical and technical experience in various areas of law.  His expertise will assist Dejour to maintain transparency in its corporate governance practices and he will be a key member of our Audit Committee”, states Mr. Hodgkinson.  The company has granted stock options to Mr. Sturrock to purchase up to a total of 100,000 common shares in the capital of the company. These options, subject to Exchange acceptance, are exercisable at a price of $0.60 per share, vesting over a three-year period.

Dejour is pleased to announce that it has retained the Los Angeles area firm of Michael Baybak and Company, Inc (“MBC”) to conduct institutionally-oriented investor relations programs on behalf of the Company.  Headed by Mr. Michael Baybak, MBC is a long standing public relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to US based institutional and private investor audiences.

Mr. Hodgkinson states “In July, the Company became a reporting issuer in the United States. Mr. Baybak shall introduce Dejour to USA based financial institutions and qualified private investors.  We look forward to working with MBC to assist Dejour in communicating our unique business approach to the energy market”.

Dejour will pay MBC a monthly fee of US$6,000 for an initial one-year term of the agreement, subject to usual cancellation conditions. The Company has granted, to a principal of MBC, incentive stock options to purchase 310,000 shares at a price of $0.60 per share for a maximum of three years, but with an 18 month initial vesting period.

The Company also announces the granting of 350,000 options to a Director, Robert L. Hodgkinson. These shares are issued pursuant to a company stock option plan and subject to Exchange acceptance, can be exercised at a price of $0.60 cents per common share for a period of 3 years subject to certain vesting provisions.

Dejour Enterprises Ltd. is a Canadian energy exploration and development company whose mission is to provide superior shareholder value by developing unique and rewarding opportunities within today’s burgeoning energy markets. The Company is listed on the TSX Venture Exchange (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com

       Suite 1100-808 W. Hastings Street, Vancouver, BC  V6C 2T5

Tel: 604.638.5050  Fax: 604.638.5051

www.dejour.com